December 1, 2016

Allison White, Esq.

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Recon Series Trust

Dear Ms. White:

On November 23, 2016, Recon Capital Series (the “Trust”) filed a preliminary proxy statement with respect to each of its series seeking shareholder approval of the election of an existing Trustee and a new investment advisory agreement. On November 28, 2016 you provided oral comments on the preliminary proxy statement to the undersigned. Please find below a summary of those comments and the Trust's responses as requested, which the Trust has authorized Thompson Hine LLP to make on behalf of the Trust.

1.                  Comment: Please include the disclosure required by Item 9 of Schedule 14A, which requires information about the registered investment company’s independent accountant.

Response: Since the shareholders are not being required to approve the Trust’s independent accountant, the disclosure required by Item 9 of Schedule 14A has not been added to the proxy.

2.                  Comment: Please include the disclosure required by Item 22(b)(15)(i) of Schedule 14A and Section 407(f) of Regulation S-K related to shareholders’ communication.

Response: The following disclosure has been added in response to the comment:

Shareholders may send communications to the Trust’s Board by addressing the communications directly to the Board (or individual Board members) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Board members). The shareholder may send the communication to either the Trust’s office or directly to such Board members at the address specified for each Trustee. Other shareholder communications received by the Trust not directly addressed and sent to the Board will be reviewed and generally responded to by management. Such communications will be forwarded to the Board at management’s discretion based on the matters contained therein.

Allison White, Esq.

December 1, 2016

3.                  Comment: Please state the number of meetings the Board held during the Trust’s last full fiscal year and the name of each incumbent Trustee who attended fewer than 75% of the aggregate of the total number of board and board committee meetings.

Response. Since each Trustee of the Trust attended all of the Board and Board committee meetings that were held during the fiscal year ending October 31, 2016, no disclosure has been added regarding the attendance of 75% or fewer of the meetings. The following disclosure has been added:

The Board of Trustees met five times during the fiscal year ending October 31, 2016.

4.                  Comment. As required by Section 407(c)(2)(i) of Regulation S-K, please state whether the Trust’s nominating committee has a charter and, if so, provide the disclosure required by sub-paragraph (2) of that section.

Response. Identification of the Nominating Committee’s charter and related disclosures have been added in various sections under the heading Leadership Structure of the Board as provided below.

The Board also has a Nominating Committee consisting of the three Trustees who are Independent Trustees. The Nominating Committee, which operates pursuant to a charter, is responsible for recommending qualified candidates to the Board in the event that a position is vacated or created. The Nominating Committee would consider recommendations by shareholders if a vacancy were to exist. Shareholders may communicate nominations by following instructions below for communication with Trustees. In considering Trustee nominee candidates,

Allison White, Esq.

December 1, 2016

regardless of source of the recommendation, the Nominating Committee takes into account a wide variety of factors including: investment company industry knowledge; experience as a trustee or senior officer with a public company, education, reputation for ethical standards and integrity, financial or technical expertise, and commitment to the Trust.

5.                  Comment. Please provide the information about Trustee candidate recommendations by shareholders if required by Section 407(c)(2)(iv) of Regulation S-K.

Response. No affirmative express disclosure has been added because the Nominating Committee does not have an affirmative policy regarding Trustee candidate recommendations by shareholders, but the Trust has added related disclosures describing the Nominating Committee’s willingness to entertain shareholder nominations as described in response to Comment 4. The Trust notes the SEC has not adopted a proxy access rule.

6.                  Comment: Please clarify inconsistent disclosure in the proxy regarding how voting shareholders can revoke their proxies.

Response. The Trust has revised the proxy to contain only one section about the revocation of proxies and further clarified that shareholders should contact the Trust’s Secretary to revoke proxies.

7.                  Comment. Please define “plurality” in the proxy and state that if the Trustee candidate receives only one vote, that candidate would be elected a Trustee.

Response. The following disclosure has been added to the proxy in response to the comment:

Allison White, Esq.

December 1, 2016

A plurality means that the person receiving the highest number of affirmative “FOR” votes at the Meeting will be elected. Please note that since this is a plurality vote, Mr. Jacobs will be elected even he receives only one vote.

8.               Comment. Please provide add a proxy card to the proxy and provide a copy of the proxy card to your response.

Response. A proxy card has been added to the Proxy and a copy of that card has been attached to this response.

*	*	*	*	*

If you should have any questions concerning this response, please contact me at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

Attachment

297819.2

Recon Capital Series TrustPROXY CARD  SIGN, DATE AND VOTE ON THE REVERSE SIDE     YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. PLEASE CAST YOUR PROXY VOTE TODAY!PROXY VOTING OPTIONS       1. MAIL your signed and voted proxy back in the postage paid envelope provided  John Q. Shareholder FBO Jonnie Shareholder 11 Proxy Rights BoulevardVote Town, VT 058202. By PHONE with a live operator when you call toll-free 1-800-347-4826 Monday through Friday, 9 a.m. to 10 p.m. Eastern time     Recon Capital Series TrustPROXY IN CONNECTION WITH THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY 5, 2017 This Proxy is solicited on behalf of the Trustees of Recon Capital Series Trust (the “Trust”). The undersigned, revoking any previous proxies, hereby appoints and , or any of them, as attorneys and proxies, with full power of substitution to each, to vote the shares which the undersigned is entitled to vote at the Special Meeting of Shareholders (the “Meeting”) of the above referenced fund (the “Fund”), a series of the Recon Capital Series Trust, to be held at the offices of Thompson Hine LLP, 335 Madison Avenue, 11th Floor, New York, New York10017-4611, on January 5, 2017 at 10:00 a.m., Eastern time and at any adjournment(s) or postponement(s) of such Meeting. As to any other matter (including with respect to adjournment) that properly comes before the Meeting or any adjournment(s) or postponement(s) thereof, the persons appointed above may vote in accordance with their best judgment and consistent with their fiduciary duties.Do you have questions? If you have any questions about how to vote your proxy or about the Meeting in general, please call toll-free 1-800-347-4826. Representatives are available to assist you Monday through Friday, 9:00 a.m. to 10:00 p.m., Eastern time. Important Notice Regarding the Availability of Proxy Materials for this Meeting of Shareholders to Be Held onJanuary 5, 2017. The proxy statement for this Meeting is available at: https://www.proxyonline.com/docs/reconcapital.pdf

Recon Capital Series Trust

PROXY CARD

<u>YOUR SIGNATURE IS REQUIRED</u> FOR YOUR VOTE TO BE COUNTED. Please sign exactly as your name(s) appears on this proxy card (reverse side). If the shares are held jointly, one or more joint owners should sign this proxy card. Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing. If a corporation, the signature should be that of an authorized officer who should state his or her title.

SIGNATURE (AND TITLE IF APPLICABLE) DATE

SIGNATURE (IF HELD JOINTLY) DATE

When this proxy is properly executed, the shares represented hereby will be voted as specified. If no specification is made, this proxy will be voted "FOR" the proposals set forth below.

THE TRUSTEES RECOMMEND A VOTE "FOR" THE PROPOSALS LISTED BELOW.

TO VOTE, MARK ONE CIRCLE IN BLUE OR BLACK INK. Example: ●

		FOR	AGAINST	ABSTAIN
1.	To approve a new investment advisory agreement between the Trust, on behalf of each Fund, and Recon Capital Advisors, LLC. *(Shareholders of each Fund, voting separately, must approve this proposal with respect to their Fund.)* Investment management fees and other fund fees and expenses are remaining the same.	O	O	O
		FOR	WITHHOLD	
2.	To vote for the election of John L. Jacobs to the Trust's Board of Trustees. *(Shareholders of all of the Funds voting together must approve this proposal with respect to the Trust.)* The nominee currently serves as a Trustee of the Trust.	O	O	O

THANK YOU FOR VOTING